SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D
                              (Amendment No. 1)
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)


                            LEXINGTON RESOURCES, INC.
                              (Name of Issuer)

                      Common Stock -- par value $0.00025
                        (Title of Class of Securities)

                                   529561102
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                         (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 21, 2004
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

___________________
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


_____________________________                      __________________________
CUSIP No.   529561102                              Page 2  of 7    Pages
_____________________________                      __________________________

________________________________________________________________________________
1       NAME OF REPORTING PERSON:           Douglas Humphreys
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]
________________________________________________________________________________
3       SEC USE ONLY

________________________________________________________________________________
4       SOURCE OF FUNDS                     Not Applicable.
________________________________________________________________________________
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                       [ ]

________________________________________________________________________________
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
________________________________________________________________________________
                             7      SOLE VOTING POWER
                                   -250,000 (1) - Shares of Common Stock
        NUMBER OF           ____________________________________________________
         SHARES             8      SHARED VOITING POWER
       BENEFICIALLY                0
        OWNED BY
          EACH              ____________________________________________________
       REPORTING            9      SOLE DISPOSITIVE POWER
         PERSON                    -250,000 (1)- Shares of Common Stock
          WITH
                            ____________________________________________________
                            10     SHARED DISPOSITIVE POWER
                                   0

________________________________________________________________________________
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        250,000 Shares of Common Stock
________________________________________________________________________________
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     [ ]

________________________________________________________________________________
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.45%
________________________________________________________________________________
14      TYPE OF REPORTING PERSON                   IN
________________________________________________________________________________

(1) Includes 200,000 options to purchase shares of our common stock at an exercise price of $3.00 per share and 50,000 options to purchase shares of our common stock at an exercise price of $0.50 per share.

            This amendment to Schedule 13D (the "Schedule") is filed by Douglas Humphreys ("Humphreys")as the reporting person hereunder, relative to the disposition by Mr. Humphreys of certain shares of common stock previously issued to him by Lexington Resources, Inc. Humphreys filed a Schedule 13d on December 8, 2003 disclosing the acquisition of 750,000 shares of common stock of Lexington Resources, Inc.

ITEM 1. SECURITY AND ISSUER.

            This Schedule relates to the voting common stock, $0.00025 par value, of Lexington Resources, Inc. ("LXRS"). LXRS maintains its principal executive offices at 7473 West Lake Mead Road, Law Vegas, Nevada 89128.

ITEM 2. IDENTITY AND BACKGROUND

            This Schedule is being filed by Douglas Humphreys, a citizen of the United States. The business address for Humphreys is 7473 West Lake Mead Road, Law Vegas, Nevada 89128. Mr. Humphreys is the Operations Manager of Lexington Oil & Gas Ltd. Co, a wholly owned subsidiary to Lexington Resources, Inc. Mr. Humphreys is also a manager Oak Hills Energy, an oil and gas operating company based in Holdenville, Oklahoma.

            During the last five (5) years, Mr. Humphreys has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            None.

ITEM 4. PURPOSE OF TRANSACTION

            At the execution of a share exchange agreement among Intergold Corporation (now known as Lexington Resources, Inc.), Lexington Oil & Gas Ltd. Co., an Oklahoma limited liability corporation ("Lexington Oil & Gas"), and the shareholders of Lexington Oil & Gas Ltd. Co. dated November 19, 2003 (the "Share Exchange Agreement"), an aggregate of 750,000 shares of restricted common stock of LXRS were issued to Humphreys. The consideration exchanged for the securities of LXRS was the exchange of shares of common stock in Lexington Oil & Gas Ltd. Co. held by Humphreys for the shares of common stock of LXRS.

            On January 21, 2004, Orient Explorations, Inc. and Douglas Humphreys entered into an agreement (the "Humphreys/Orient Agreement"). Pursuant to the terms and provisions of the Humphreys/Orient Agreement, Humphreys agreed to transfer 750,000 shares of restricted Common Stock of the Company held of record by Humphreys to Orient for $10.

            (b) As set forth above, Humphreys has disposed of 750,000 shares of restricted common stock of LXRS. As of December 20, 2004, Mr. Humphreys has 250,000 options to acquire 250,000 shares of Lexington Resources, Inc. which Mr. Humphreys may exercise at any time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            As of December 17, 2004, Mr. Humphreys beneficially owns 250,000 shares of common stock or 1.45%, Which represents 200,000 options to purchase shares of our common stock at an exercise price of $3.00 per share and 50,000 options to purchase shares of our common stock at an exercise price of $0.50 per share.

Mr. Humphreys has sole voting and disposition power of the shares indicated above.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE ISSUER

            On July 12, 2004, Mr. Humphreys entered into a Consultation Agreement with Lexington Oil & Gas Ltd Co., pursuant to which Mr. Humphreys is entitled to a 10% carried interest in Lexington Resources, Inc.'s oil and gas wells developed as at September 30, 2004 and has the right to purchase an additional 5% working interest in all wells drilled by Lexington Resources, Inc.'s on its properties provided that funds for this participation are paid prior to the commencement of drilling of said wells.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            Agreement between Douglas Humphreys and Orient Explorations Ltd. dated January 21, 2004.



                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: December 20, 2004                            By:______________________
                                                      Douglas Humphreys